Securities and Exchange Commission

HINA MARKETING MEDIA HOLDINGS, INC.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People’s Republic of China

February 28, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Andrew D. Mew – Accounting Branch Chief

Re:          China Marketing Media Holdings, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed November 29, 2011
Form 10-Q for the Quarterly Period End September 30, 2011
Filed November 21, 2011
Response dated November 18, 2011
Form 8-K filed December 29, 2011
Response dated January 17, 2012
File No. 000-51806

Dear Mr. Mew:

The following responses address the comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in a comment letter dated January 24, 2012 (the “Comment Letter”) relating to the Form 10-Q for the fiscal period ended September 30, 2011 (the September 2011 10-Q”) and the Form 8-K filed on December 29, 2011 (the “8-K”) of China Marketing Media Holdings, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter, or why the Company believes that no changes to its disclosures are necessary. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. In addition, the Company is filing an Amendment No. 1 to the 8-K (the “Amended 8-K”) to include certain additional disclosures responsive to the comments below.

Form 10-Q for the quarterly period ended September 30, 2011
Balance Sheet, page 4

1.	We note your response to prior comment two of our letter dated December 16, 2011. In future filings please refer to ASC 210-20-50.

Response:

The Company will refer to ASC 210-20-50 in its future filings.

Form 8-K filed December 29, 2011
Item 2.01

Securities and Exchange Commission

2.           We note your disclosure that the disposition included assets related to your online sales of consumer products. Please expand your disclosure to provide a brief description of the assets involved as required by Form 8-K, Item 2.01(b). In this regard, and given the significance of the transaction, please also specifically address the following in your revised disclosure:

•	clarify if the transaction also included the liabilities of SMI;

Response: The transaction did include such liabilities. The Amended 8-K reflects this clarification.

•	clarify whether your operations and management agreement with CMO was included in the disposition and the transfer was approved by CMO;

Response: Such operation and management agreement was not included in the disposition.

•	please include in your description of the assets disposed, the advances to CMO and SDMM totaling $7,090,343 if applicable; and

Response: The above referenced advances to CMO and SDMM were not included in the assets disposed.

•	quantify the amount of assets or net assets disposed.

Response:  The individual line items include the following (all amounts in RMB thousands and are subject to audit adjustment ):

Cash	5,048
Accounts receivable	16,895
Inventory	2,781
Prepaid expenses	17,809
Inter-company receivable	14,634
Softwares acquired	1,441
Other assets	366
Accounts payable	(13,895)
Accrued expenses	(290)
Others	(5,874)
Net assets disposed	38,915

3.           Please revise your disclosure to state the nature of the consideration and how the amount was determined. Refer to Form 8-K, Item 2.01(d).

Response:                      Please refer to the Amended 8-K includes the Company’s revised disclosures responsive to the comment above.

4.           We note you disposed of your equity interest in SMI to Bin Li, a former member of the Board and related party, and Feng Yu, an individual shareholder of the Company. Please tell us when Mr. Yu became a shareholder and the number of shares purchased. In this regard we note during the period ended September 30, 2011 you disclosed an advance in the amount of $4,373,770 made to Mr. Yu, an independent party.

Securities and Exchange Commission

Response:           To the best of the Company’s knowledge, Mr. Feng Yu has owned 900,000 shares of the Company’s common stock since August 18, 2010, which at December 26, 2011, represented approximately 3.14% of the Company’s issued and outstanding securities. The Company believes that in Note 7 – Advance to Unrelated Party to the financial statements for the period ended September 30, 2011, it inadvertently and incorrectly identified Mr. Yu as “an independent party” while he was a shareholder of the Company. The Company will correct this information in its future filings.

5.           Please advise us and disclose whether the advance to Mr. Yu was part of the assets included in the SMI transaction.

Response:           The advance to Feng Yu referenced in the Note 7 to the Company’s financial statements for the period ended September 30, 2011 was part of the assets included in the SMI transaction.  The Amended 8-K/A reflects this clarification.

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We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned or Ralph V. De Martino (202-912-4825) or Alec Orudjev (202-912-4842) at Cozen O’Connor, the Company’s legal counsel.

Very truly yours,

/s/ Yingsheng Li
Yingsheng Li
        President

Cc:                   Ralph V. De Martino, Esq.
 Alec Orudjev, Esq.